                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                        THE PROVIDENCE JOURNAL COMPANY
 -----------------------------------------------------------------------------
                               (Name of Issuer)

                     Class A Common Stock $1.00 Par Value
                     Class B Common Stock $1.00 Par Value
- ------------------------------------------------------------------------------
                       (Title of Classes of Securities)

                        Class A Common Stock 745999102
                        Class B Common Stock 745999110
- ------------------------------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  Class A Common Stock 745999102                        Page 2 of 5
           Class B Common Stock 745999110
- ------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Fiduciary Trust Company International (13-5069335)

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)    [ ]
                  [xx]

 3         SEC USE ONLY

 4         CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York State

                     5           SOLE VOTING POWER

                                      2,208 shares of Class A Common Stock
                                      3,124 shares of Class B Common Stock
       NUMBER
     OF SHARES       6           SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                        300 shares of Class A Common Stock
        EACH                          0   shares of Class B Common Stock
     REPORTING
       PERSON        7           SOLE DISPOSITIVE POWER
        WITH                          2,208 shares of Class A Common Stock
                                      3,124 shares of Class B Common Stock

                     8           SHARED DISPOSITIVE POWER

                                      300 shares of Class A Common Stock
                                      0   shares of Class B Common Stock

 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,508 shares of Class A Common Stock
                    3,124 shares of Class B Common Stock

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                    [ ]

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.5% of Class A Common Stock
                    6.7% of Class B Common Stock

12         TYPE OF REPORTING PERSON
                    BK

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Fiduciary Trust Company International                            Page 3 of 5
Schedule 13G

       Item 1

               (a)      NAME OF ISSUER:  The Providence Journal Company

               (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 75 Fountain Street, Providence, RI 02902

       Item 2

               (a)      NAME OF PERSON FILING: Fiduciary Trust Company
                        International

               (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                        RESIDENCE: Two World Trade Center, New York, NY 10048

               (c)      CITIZENSHIP: New York

               (d) TITLE OF CLASSES OF SECURITIES: Class A Common Stock, $1.00 par value; Class B Common Stock, $1.00 par value


               (e)      CUSIP NUMBER:  Class A Common Stock 745999102
                                       Class B Common Stock 745999110

       Item 3  (b)      Bank as defined in Section 3(a)(6) of the Act

       Item 4           OWNERSHIP

               (a) AMOUNT BENEFICIALLY OWNED: 2,508 shares of Class A Common Stock and 3,124 shares of Class B Common Stock

               (b) PERCENT OF CLASs: 6.5% of Class A Common Stock and 6.7% of Class B Common Stock





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Fiduciary Trust Company International                                Page 4 of 5
Schedule 13G



            (c)         Number of shares as to which reporting person has:

                        (i)    sole power to vote or to direct the vote:
                               2,208 shares of Class A Common Stock and
                               3,124 shares of Class B Common Stock

                       (ii)    shared power to vote or to direct the vote:
                               300 shares of Class A Common Stock and 0 shares of Class B Common Stock

                       (iii) sole power to dispose or to direct the disposition of: 2,208 shares of Class A Common Stock and 3,124 shares of Class B Common Stock

                       (iv) shared power to dispose or to direct the disposition of: 300 shares of Class A Common Stock and 0 shares of Class B Common Stock

       Item 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                        Not Applicable

       Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

       Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

       Item 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                        GROUP:  Not Applicable

       Item 9           NOTICE OF DISSOLUTION OF GROUP:  Not Applicable

       Item 10 CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course
                        of business and were not acquired for the purpose of
                        and do not have the effect of changing or influencing
                        the control of the issuer of such securities and were
                        not acquired in connection with or as a participant in any transaction having such purposes or effect.
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Fiduciary Trust Company International                                Page 5 of 5
Schedule 13G

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FIDUCIARY TRUST COMPANY
                                       INTERNATIONAL


Date:  March 14, 1996                   By:  /s/ Christopher D. Garvin
     ----------------                      -----------------------------------
                                                 Christopher D. Garvin
                                                 Title:  Senior Vice President